

November 8, 2012

Via E-mail
Mr. Stephen R. Crim
President
American Safety Insurance Holdings, Ltd.
31 Queen Street 2nd Floor
Hamilton, Bermuda HM 11

    Re: **American Safety Insurance Holdings, Ltd.**
           Form 10-K for Fiscal Year Ended December 31, 2011
           Filed March 15, 2012
           File No. 001-14795

Dear Mr. Crim:

We have reviewed your October 15, 2012 response to our September 20, 2012 comment letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Business
Loss and Loss Adjustment Expense Reserves, page 15

1. Please refer to prior comment one. Please tell us how your proposed disclosure clarifies the information in the ten year loss table or provide additional proposed disclosure to reconcile to the information provided in the ten year table.

Notes to Consolidated Financial Statements
7. Statutory Accounting, page 97

2. Please refer to prior comment three. We acknowledge your proposed disclosure. However, it refers to statutory amounts as "unaudited." Please remove all references describing statutory amounts as "unaudited." This information is

required by ASC 944-505-50 and Rule 4-08(e) of Regulation S-X in the notes to the financial statements.

3. Your response only addresses the restrictions on the payment of dividends by the subsidiaries to the Company rather than the payment of dividends by American Safety Insurance Holdings, Ltd. to its stockholders. Please expand your proposed disclosure to be included in future filings to disclose the amount of retained earnings that is restricted or free of restriction for the payment of dividends by American Safety Insurance Holdings Ltd. to its stockholders.

4. It is not clear how your proposed disclosure addresses the requirements in ASC 944-505-50-3, 5, and 6. Please revise your proposed disclosure or clarify to us that the disclosure is not applicable and why.

5. It is not clear how your proposed disclosure addresses the requirements to disclose the amounts of restricted net assets of subsidiaries as of December 31, 2011 pursuant to Rule 4-08(e)(3)(ii). If the only assets, of all your subsidiaries, available for payment to American Safety Insurance Holdings Ltd. are the $111.4 of dividends from American Safety Reinsurance Ltd., please revise your proposed disclosure to clarify. Further, your proposed disclosure of restrictions of payment of dividends to American Safety Insurance Holdings, Ltd. does not appear to address the amount of dividends that may be paid by American Safety Assurance, Ltd. Please revise your proposed disclosure or tell us why you believe no additional disclosure is required.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant